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                                                              Exhibit 99.2(k)(6)

                    SCUDDER WEISEL CAPITAL ENTREPRENEURS FUND

                  ADMINISTRATIVE AND SHAREHOLDER SERVICES PLAN


         This Administrative and Shareholder Services Plan (the "Plan") dated January __, 2001, constitutes the administrative and shareholder services plan of the Class A shares of beneficial interest (the "Shares") of Scudder Weisel Capital Entrepreneurs Fund (the "Fund"), a Delaware business trust. Terms used herein without definition have the same meaning as in the prospectus and statement of additional information ("Registration Statement") of the Fund.

         Section 1. The Fund is authorized to pay to Scudder Weisel Capital LLC ("SWC") an aggregate fee in an amount not to exceed on an annual basis 0.50% of the average daily net asset value of the Shares of the Fund (the "Plan Fee") as compensation for providing "shareholder services" and "administrative assistance" to Fund shareholders. In this regard, SWC shall appoint various broker-dealer firms and other service or administrative firms ("Firms") to provide services including (A) shareholder services and (B) administrative assistance for persons who are investors in the Fund.

                  (A) Such shareholder services may include, but shall not be limited to, the provision of personal, continuing services to their customers who are investors in the Fund, establishment and maintenance of shareholder accounts, maintaining retirement plan accounts, communicating periodically with shareholders and providing information and responding to questions about the Fund, the Fund's Shares, the availability of Shares in any continuous offering, and repurchase offers, and handling correspondence from shareholders about their accounts.

                  (B) Such administrative assistance may include, but shall not be limited to, maintaining account records, receiving, aggregating and processing purchase and redemption transactions, providing and keeping retirement plan records, acting as the sole shareholder of record and nominee for shareholders, providing beneficial owners with account statements, processing dividend payments, issuing shareholder reports and transaction confirmations, providing subaccounting services for Shares held beneficially, forwarding shareholder communications to beneficial owners, receiving, tabulating and transmitting proxies executed by beneficial owners, general account administration activities, and such other services as may be agreed upon from time to time and as may be permitted by applicable statute, rule or regulation.

         Firms that provide only shareholder services included in paragraph (A) above, and provide no administrative assistance included in paragraph (B) above, shall be paid a fee not to exceed on an annual basis 0.25% of the average daily net asset value of the shares of the Fund for which such shareholder services are provided. The amount of administrative and shareholder service fees payable by the Fund under this Plan is not related directly to the expenses incurred by SWC and this Plan does not obligate the Fund to reimburse SWC for such expenses. Firms may include affiliates of Scudder Weisel.
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         Section 2. The Plan shall not take effect until it has been approved, together with any related agreements, by votes of the majority of both (a) the Trustees of the Fund, and (b) the Independent Trustees of the Fund, cast in person at a meeting called for the purpose of voting on the Plan or such agreement. While the Plan remains in effect, the selection and nomination of the Fund's Independent Trustees will be committed to the discretion of the Independent Trustees then in office.


         Section 3. The Plan shall continue in effect for a period beyond one year from the date hereof only so long as such continuance is specifically approved at least annually in the manner provided for approval of the Plan in
Section 2.

         Section 4. Any person authorized to direct the disposition of the monies paid or payable by the Fund pursuant to the Plan or any related agreement shall provide to the Trustees of the Fund, and the Trustees shall review, at least quarterly, a written report of the amounts so expended and the purposes for which such expenditures were made. The Fund will preserve copies of the Plan, any agreement relating to the Plan and any report made pursuant to this
Section 4 for a period of not less than six years (the first two in an easily accessible place) from the date of the Plan, agreement or report.


         Section 5. The Plan may be terminated at any time without penalty by vote of a majority of the Board of Trustees or the Independent Trustees, or with respect to a Class of Shares, by vote of a majority of the outstanding voting securities of that Class, upon sixty (60) days' written notice to SWC.


         Section 6. All agreements with SWC relating to implementation of the Plan shall be in writing, and any agreements related to the Plan shall:

                  (a) be terminated by SWC at any time, without payment of any penalty, upon the direction of a vote of a majority of the Independent Trustees or a vote of a majority of the outstanding Shares, on not more than 60 days' written notice to any other party to the agreement; and

                  (b) terminate automatically in the event of its assignment.

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         Section 7. The Plan may not be amended to increase materially the amount of the Plan Fee permitted pursuant to Section 1 hereof, and no material amendments to the Plan shall be made, unless approved in the manner provided for approval of the Plan in Section 2. In addition, the Plan may not be amended for any class to increase materially the Plan Fee with respect to that class without the approval of a majority of the outstanding voting securities of such class.

         Section 8. As used in the Plan, (a) the term "Independent Trustees" shall mean those Trustees of the Fund who are not interested persons of the Fund, and have no direct or indirect financial interest in the operation of the Plan or any agreements related to it, and (b) the terms "assignment" and "interested person" shall have the respective meanings specified in the Investment Company Act of 1940 and the rules and regulations thereunder, subject to such exemptions as may be granted by the Securities and Exchange Commission.

                                    SCUDDER WEISEL CAPITAL ENTREPRENEURS FUND,
                                    A DELAWARE BUSINESS TRUST



                                    By:  _______________________________________
                                    Name:  Peter H. Mattoon
                                    Title:    President

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